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3/22/04

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461 P02 MAR 17 '04 14:34

VP 3-18-04

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E Northsight Blvd Ste 150
(No. and Street)

Scottsdale (City) Az (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Seleznov 480 948 1146 Ext 1382
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple & Cooper
(Name – *if individual, state last, first, middle name*)

2700 N Central 4th FL (Address) Phoenix (City) Az (State) 85004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

MAR 05 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/31

OATH OR AFFIRMATION

I, Mack Seleznov ________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________________, as of ________________________, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

"OFFICIAL SEAL"
Melissa L. Bass
Notary Public-Arizona
Maricopa County
My Commission Expires 8/ 2006

[signature]
Signature

MANAGING Partner
Title

Melissa L. Bass 3/17/04
Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREND TRADER LLC
TRADING ✦ SECURITIES

Member: National Association of Securities Dealers and SIPC

March 4, 2004

To whom it may concern:

The enclosed information is being provided in reference to our firm's requirement to supply you financial information at the end of our fiscal year. Due to a clerical error, two documents were omitted from the information already provided.

Enclosed is the statement of controls for the firm for the period ending December 31st, 2003. Due to the status of the Net Capital computation as of that time, I have also included the calculation as of the period ending January 31st, 2004 showing compliance with the firm's capital requirements.

Should you have any questions or require additional information, you may contact me as follows.

Alex Seleznov
Chief Financial Officer, FINOP
Trend Trader LLC
480-948-1146 Ext 1382

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

RECEIVED
MAR - 5 2004
187

To The Members of
Trend Trader, LLC

In planning and performing our audit of the financial statements of Trend Trader, LLC (the Company), for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(ii) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Semple + Cooper, LLP

Semple & Cooper, LLP
Phoenix, Arizona

February 16, 2004

Net Capital Computation

January 31, 2004

Total Assets	$358,416
Total Liabilities	$425,850
Net Worth	($67,434)
Subordinated Loan	$275,000
Adjusted Net Worth	$207,566
Non Allowables	($72,654)
NET CAPITAL	$134,912
Aggregate Indebtness:	
Accounts payable	$69,355
Accrued expense:	$36,394
Total Aggregate Indebtness:	$105,750
Ratio: Aggregate indebtedness to net capital	0.78 to 1
Current Net Capital Requirement	$5,000
Minimum Net Capital for(AI)	$7,050
Amount in Excess of Net Capital	**$127,862**
120% Check	**Okay**

Calculation of Capital Lease Exclusion from AI $ Net Worth
January 31, 2003

Lease	Evalution	Liability	Reduction
Media Capital	100.00%	$20,229.43	$20,229.43
Media Capital 2	100.00%	$24,871.03	$24,871.03
TOTAL EXCLUSIONS		$45,100.46	$45,100.46

Net Capital Computation

Calculation of Haircuts on Proprietary Positions
January 31, 2003

Position	Haircut Evalution	Market Value	Haircut Amount
300 Shares common stock NASDAQ	15.00%	$2,655.00	$398.25
1230 Shares common stock NASDAQ	15.00%	$10,885.50	$1,632.83
1000 Warrants of NASDAQ Stock Market, Inc.	100.00%	$3,000.00	$3,000.00
TOTAL HAIRCUTS		$16,540.50	$5,031.08